SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220,
Arlington Business Park,Theale,
Reading RG7 4GA - England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	Voting rights and capital	November 1, 2007
Exhibit 99.2	Annual Information Update	November 1, 2007
Exhibit 99.3	Director/PDMR Shareholding	November 2, 2007
Exhibit 99.4	Director/PDMR Shareholding	November 7, 2007
Exhibit 99.5	Acquisitions update	November 8, 2007
Exhibit 99.6	Director/PDMR Shareholding	November 20, 2007
Exhibit 99.7	Interim Management Statement	November 28, 2007
Exhibit 99.8	Result of Annual General Meeting	November 28, 2007
Exhibit 99.9	Notification of major interests in shares	November 29, 2007
Exhibit 99.10	Notification of major interests in shares	November 29, 2007
Exhibit 99.11	Companies House Form 288b	October 31, 2007
Exhibit 99.12	Companies House Form 288b	November 9, 2007
Exhibit 99.13	Companies House Form 288a	November 9, 2007

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

Dated: December 1, 2007	By:	/s/ Richard Shoylekov

Richard Shoylekov
Group Company Secretary and Counsel